Exhibit 21.1

SUBSIDIARIES OF TRANSDIGM GROUP INCORPORATED

TransDigm Inc. is a wholly owned subsidiary of TransDigm Group Incorporated.

TransDigm Inc. owns, directly or indirectly, the following subsidiaries:

Name of Subsidiary	State or jurisdiction of Incorporation or Organization
MarathonNorco Aerospace, Inc.	Delaware
ZMP, Inc.	California
Adams Rite Aerospace, Inc.	California
Champion Aerospace Inc.	Delaware
Christie Electric Corp.	California
Marathon Power Technologies Limited	England
Avionic Instruments, Inc.	Delaware
DAC Realty Corp.	New Jersey
Skurka Aerospace Inc.	Delaware
Sweeney Engineering Corp.	California
CDA InterCorp	Florida